UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                Ross Systems Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    778303206
                                 (CUSIP Number)

                                Vicki Z. Holleman
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                December 22, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

CUSIP NO. 778303206

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               11,441 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY              7,338 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            11,441 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                      7,338 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          18,779 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.67%

14 TYPE OF REPORTING PERSON*
         PN, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 778303206

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               192,603 of Common Stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            192,603 Shares of Common stock
PERSON WITH       10 SHARED DISPOSITIVE POWER
                          -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            192,603 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.84%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 778303206

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES                16,018 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            16,018 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         --------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,018 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.57%

14 TYPE OF REPORTING PERSON*
         CO

Introduction. This Statement on Schedule 13D, Amendment No. 1 amends and supplements the Statement on Schedule 13D, which was filed on October 28, 2003 (the "Schedule 13D") on behalf of Loeb Partners Corporation, Loeb Arbitrage Fund and Loeb Offshore Fund in connection with their beneficial ownership of shares of Common Stock of Ross Systems, Inc.

Item 1.  Security and Issuer.
------   -------------------

                  No change.

Item 2.  Identity and Background.
------   -----------------------

                  No change.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

                  No change.

Item 4.   Purpose of Transaction.
------    ----------------------

Item 4 is hereby amended and supplemented by adding thereto the following information: On November 1, 2003, an aggregate of 1,525 shares of Common Stock held by LPC for the account of a customer of LPC were sold to LAF, LOF and LPC, for its own account and the account of another customer of LPC, as more fully described under Item 5 hereof.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

Item 5, section (a) is hereby amended and restated by deleting the text thereof in its entirety and inserting the following:

The persons reporting hereby owned the following shares of Stock as of December 31, 2003.

                                   Shares of Common Stock

Loeb Arbitrage Fund                     192,603
Loeb Partners Corporation*               18,779
Loeb Offshore Fund                       16,018
                                    -----------
                                        227,400

The total shares of Common Stock constitute 8.08% the 2,815,825 outstanding shares of Common Stock as reported by the issuer.
-------------------------
*Including 7,338 shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c) Item 5, section (c) is hereby amended and supplemented by adding thereto the following information:

The following purchases of Common Stock have been made in the last sixty (60) days by the following:

                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          11-01-03       76**             $18.41
                              11-01-03       46**              18.41
                              12-04-03       1114              18.02
                              12-11-03        784              17.82
                              12-22-03        825              17.82



Holder                                     Shares      Average Price
Loeb Arbitrage Fund           11-01-03     1296**             18.410
                              12-02-03        100             18.068
                              12-04-03      11441             18.016
                              12-11-03       8051             17.819
                              12-22-03       8475             17.817



Holder                                     Shares      Average Price
Loeb Offshore Fund            11-01-03      107**             $18.41
                              12-04-03        945              18.02
                              12-11-03        665              17.82
                              12-22-03        700              17.82

--------------------
*Including 7,338 shares of Common Stock purchased for the accounts of one customer of Loeb Partners Corporation as to which it has investment discretion.

**Represents shares sold for the account of one customer of LPC as to which LPC has investment discretion and to LAF, LOF and LPC, for its own account and for the account of another customer of LPC. Such shares were effected by an authorized cross transaction.

Unless otherwise indicated, all reported transactions were effected on Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.


                  None.
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 2003          Loeb Partners Corporation


                        By: /s/ Gideon J. King, Executive Vice President


December 31, 2003          Loeb Arbitrage Fund
                       By: Loeb Arbitrage Management, Inc.


                       By: /s/ Gideon J. King, President


December 31, 2003          Loeb Offshore Fund



                       By: /s/ Gideon J. King, Director